UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

	Commission File Number		0-15742

United Business Media plc
(Exact name of registrant as specified in its charter)

Ludgate House, 245 Blackfriars Road, London, SE1 9UY, England, +44 207 921 5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of 25p par value (following a share consolidation on June 2, 2005 these were converted into new ordinary shares of 30 5/14p par value and, following a further share consolidation on March 20, 2007 into new ordinary shares of 33 71/88p par value)

7.75% Notes due July 1, 2009
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	□	Rule 12h-6(d)	□

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	□	Rule 12h-6(i)	☒

(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Our duty to file reports under Section 13(a) or Section 15(d) was first incurred April 29, 1987 upon effectiveness of Form 20FR.
B.

We filed a Form 15F, pursuant to Rules 12g-4 and 12h-3, on February 3, 2006. We have thus not filed or submitted reports under Exchange Act Section 13(a) and Section 15(d) and corresponding Commission rules since that date. We previously filed annual reports under Section 13(a).

Item 2. Recent United States Market Activity

Our last sale of securities registered under the Securities Act of 1933 was of 7.25% and 7.75% Notes due July 1, 2004 and July 1, 2009, respectively, pursuant to a prospectus dated June 8, 1999.

Item 3. Foreign Listing and Primary Trading Market

A.	The London Stock Exchange is our primary trading market.
B.	The initial listing of our Ordinary Shares on the London Stock Exchange was in 1981 and has been continuous since then, including for the 12 months preceding the filing of this Form.
C.

The percent of Ordinary Shares traded on the London Stock Exchange as of a recent 12 month period was 99.54%. The first day of that 12 month period was July 01, 2006 and the last day of the period was June 30, 2007.

Item 4. Comparative Trading Volume Data

A.	The first day of the 12 month period under Rule 12h-6(a)4(i) was July 01, 2006 and the last day was June 30, 2007.
B.	The average daily trading volume (“ADTV”) in the US for Ordinary Shares during that period was 526 shares and the ADTV worldwide for Ordinary Shares during that period was 2,464,146.
C.	The percentage of US ADTV for Ordinary Shares for that period compared with worldwide ADTV for Shares was 0.02%.

D.

ADRs representing the Ordinary Shares were delisted from NASDAQ on December 22, 2004 and the percentage of US ADTV of Ordinary Shares (whether in the form of Shares or ADRs) compared to worldwide ADTV of Ordinary Shares for the preceding 12 months was 0.12%.

E.

We terminated our ADR facility effective March 22, 2005 and the percentage of US ADTV of Ordinary Shares (whether in the form of Shares or ADRs) compared to worldwide ADTV of Ordinary Shares for the preceding 12 months was 0.17%.

F.	The source of the trading volume information used in determining our eligibility to deregister under Rule 12h-6 was the Bloomberg Terminal.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The number of record holders of our Notes who were United States residents as of July 18, 2007 were 2.

Item 7. Notice Requirement

Not applicable.

Item 8. Prior Form 15 Filers

A.	We filed Form 15 to terminate the registration of our Ordinary Shares pursuant to Rule 12g-4, and to suspend our reporting obligations under section 15(d) pursuant to Rule 12h-3, on February 3, 2006.
B.	See Item 3, Foreign Listing and Primary Trading Market and Item 4, Comparative Trading Volume Data
C.	See Item 6: Debt Securities.

Part II

Item 9. Rule 12g3-2(b) Exemption

Our Internet Website, where we will publish Rule 12g3-2(b) information, is www.unitedbusinessmedia.com.

Part III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the undersigned used for purposes of Rule 12h-6(a)(4)(i);

(2)	Our subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	We otherwise did not qualify for termination of our Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, United Business Media plc has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, United Business Media plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

United Business Media plc

By:	/s/ Anne Siddell
Name: Anne Claire Siddell
Title: Group Company Secretary